SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-29245

                           NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q

For Period Ended: December 31, 2005
                  --------------------------------------------------------------

|_| Transition Report on Form 10-K |_|Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_|Transition Report on Form N-SAR |_| Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

                         Part I. Registrant Information

Full name of registrant GALES INDUSTRIES INCORPORATED
                        --------------------------------------------------------
Former name if applicable
Address of principal executive office (Street and number)
1479 North Clinton Avenue
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City, State and Zip Code Bay Shore, NY 11706
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                        Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      A change in control of the Registrant occurred on November 30, 2005. In connection with such change, there were changes in the Registrant's management personnel. Shortly thereafter, the Registrant elected to change its independent auditor. As a result, the Registrant experienced delays in financial reporting and was not able to deliver complete financial statements in sufficient time for its auditor to timely complete its audit of the Registrant's financial statements for the year ended December 31, 2005. The Registrant's financial statements were delivered to its independent auditor on March 30, 2006.

                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Louis Giusto                          (631)                       328-7018
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    (Name)                          (Area code)               (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It is anticipated that a significant change in results of operations from the year ending December 31, 2004 will be reflected by the earning statements to be included in the Annual Report on form 10-KSB for the year ending December 31, 2005. As a result of the acquisition that occurred on November 30, 2005, the earnings report as of December 31, 2005, will be for a period of one month. The Registrant anticipates that such report will show a net loss of approximately ($725,000) compared to a net loss of ($1,214,519) reported in the Registrant's Form 10-KSB for the year ending December 31, 2004. (The 2004 figure represents our results of operations while we were known as Ashlin Development Corporation, our prior name, while the 2005 figure reflects consolidates the results of the Registrant for the month of December 2005.) Such change in net income is primarily due to the substantial changes in the Registrant's business operations and assets resulting from the acquisition that occurred on November 30, 2005.

                                           GALES INDUSTRIES INCORPORATED
                                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 2006                     By /s/ Louis Giusto
     --------------                        -------------------------------------
                                           Louis Giusto, Chief Financial Officer


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